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                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of February 2003
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                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------       ------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                          ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.






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                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 28 February 2003                         FLETCHER CHALLENGE FORESTS LIMITED
                                              ----------------------------------



                                               /s/ P M GILLARD

                                               P M GILLARD
                                               SECRETARY
                                               ----------
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[FLETCHER CHALLENGE FORESTS LOGO]


                                  NEWS RELEASE

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



                COMPANY TO AMEND TERMS OF PROPOSED CAPITAL RETURN

Auckland, 28 February 2003 - Following representations from Rubicon and other preference shareholders, the Directors have resolved to amend the share cancellation and capital return proposal announced on 15 January 2003, by adjusting the preferential entitlement of preference and ordinary shareholders to surplus capital upon a liquidation of the Company. The first priority of preference shareholders will be increased from NZ$1.25 per preference share under the current proposal to NZ$2.00 per preference share. This change will ensure that the existing economic preference accruing to preference shareholders upon a liquidation is not diluted by the proposed capital return and share cancellation.

Company Secretary, Paul Gillard said, "This change is not because of any concerns by our preference shareholders about the solvency of the Company, but simply because the preference shareholders considered that the cancellation of half the Company's shares should not change their economic preference, however remote the risk was that the company would be liquidated prior to December 2005 when the rights expire."

This change to the proposal means that the Special Shareholders Meeting originally scheduled for 19 March 2003 will now be rescheduled towards the end of April 2003. A final date will be set once approved by the High Court. A supplement to the current Notice of Meeting will then be sent to all shareholders setting out the changes to the proposal, advising the date for the meeting and enclosing new voting papers.


Continues...

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To:    BUSINESS EDITOR            From:              Paul Gillard
                                                     Company Secretary & General
                                                     Counsel
                                                     FLETCHER CHALLENGE FORESTS

Fax:   AUTO                       Telephone:         64-9-571 9846
                                  Mobile:            0274 320 310
                                  Fax:               64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the sender immediately on telephone 64-9-571 XXXX.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.


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The pre-conditions to the proposed NZ$140 million capital return are being fulfilled in accordance with the Company's timetable:


o The proposed US$65 million sale of cutting rights to UBS Timber Investors remains on schedule for completion in late March. Due diligence being undertaken by UBS Timber Investors should be completed on or before 12 March 2003.

o The Company has now completed the refinancing of its bank debt. The new banking facility permits the sale of the forest cutting rights to UBS Timber Investors and the return of capital to shareholders.

o The New Zealand Inland Revenue Department has advised the Company that the proposed return of capital under the original proposal would not have been classified as "dividends" for New Zealand income tax purposes. We do not expect that this position will change as a result of the change announced today.


As a separate matter, the projected harvest profile from the Company's forest estate, adjusted for the proposed sale of forest cutting rights to UBS Timber Investors, is now available on the Company's website.